Exhibit 4.7

Dated 11th July 2022

ReNew Energy Global Plc

Sumant Sinha

Amendment of service Agreement

This Agreement is made on 11th July 2022.

BETWEEN:

(1)
ReNew Energy Global Plc, a company incorporated in England and Wales (registered no. 13220321) whose registered office is at c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, SW1Y 4LB (the Company); and
(2)
Sumant Sinha of 1017 B, Aralias, DLF Golf Course Road, Gurgaon – 122009, India (the Executive).

BACKGROUND:

(A)
This parties are the parties to a Service Agreement dated 23 August 2021 (the “Service Agreement”).
(B)
The parties wish to amend the Service Agreement as set out in this Agreement.

IT IS AGREED THAT:

1.
Definitions and interpretation

The definitions and interpretation provisions set out in the Service Agreement apply to this Agreement.

2.
Effect of amendments

The Service Agreement is amended as set out in this Agreement with effect from the date of this Agreement. Save as expressly amended, the Service Agreement shall continue in full force and effect.

3.
Amendment of Schedule 1
3.1
Schedule 1 to the Service Agreement is amended to read as follows:

“1. For the financial year ending 31 March 2023 and each subsequent financial year thereafter, the Executive will be eligible to receive an Annual Bonus calculated in accordance with this Schedule 1.

2. Subject to meeting the performance targets outlined in this Schedule, the Executive will be eligible for a total Annual Bonus for the relevant financial year of an amount determined by the Board (the “Target Bonus”), being INR 70,000,000 for the financial year ending 31 March 2023.

3. The Target Bonus will be allocated as follows:

i.
90% of his Target Bonus will be paid based on financial parameters. Financial parameters are calculated giving equal weightage to revenue and EBITDA percentage achievement against goals. This is treated as a multiplier for calculation purposes.
ii.
10% in respect of the satisfaction of non-financial objectives decided by the Board.

4. The amount of Target Bonus payable on account of financial parameter in respect of each financial year will be guided by the table below:

Financial parameter multiplier	Bonus payable
Average of %ages of Budgeted EBITDA and Budgeted Revenue achieved is less than 80%	No Bonus payable
Average is more than 80%

Pro rata Financial Bonus payable based on financial parameters is linear based on the following formula:

Target Bonus payable = [(Achieved EBITDA/ Budgeted EBITDA)/2 + (Achieved Revenue/ Budgeted Revenue)/2] * 90% of Target Bonus

5. The amount of Target Bonus payable in respect of the satisfaction of non-financial objectives will be decided by the Board having regard to the extent to which those objectives were satisfied.

6. The Budgeted EBITDA and Budgeted Revenue for each financial year will be determined by the Board annually and notified to the Executive at or around the beginning of the year.

7. The Target Bonus may be reviewed regularly by the Remuneration Committee and the Board.

1.
Governing law
3.2
This Agreement is governed by and to be construed in accordance with English law.
3.3
Each party hereby submits to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of or in connection with this Agreement and its implementation and effect. The parties may agree that any dispute, claim, difference or controversy arising out of, relating to or having any connection with this Agreement (save in so far as it relates to any intellectual property rights), may be referred to and finally resolved by arbitration under the LCIA Arbitration Rules, in which case the seat (legal place) of arbitration shall be London, England and the language to be used in the arbitral proceedings shall be English.

EXECUTED by the parties and delivered on the date written at the top of this Agreement

Execution Page

Signed on behalf of ReNew Energy Global Plc acting by Samir Rai as Company Secretary	……………………………………………

Signed by Sumant Sinha	……………………………………………